04045564

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 0 8 2004
WASH. D.C. 208 SECTION

7th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 28/09/2004
2. Taylor Nelson Sofres plc – RNS Announcement – 01/10/2004
3. Taylor Nelson Sofres plc – RNS Announcement – 04/10/2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J Stevens

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

PROCESSED
OCT 2 1 2004
THOMSON
FINANCIAL

dw 10/20

F:\Users\CompanySecretarial 040101\Plc\Letters\041007 - (Securities & Exchange Commission)(RNS Announcements).doc

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

7th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 28/09/2004
2. Taylor Nelson Sofres plc – RNS Announcement – 01/10/2004
3. Taylor Nelson Sofres plc – RNS Announcement – 04/10/2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

file no. 82-4668:

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At
15:57 Fri, Oct 1 2004
UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		15:55 1 Oct 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 30 September 2004 from The Capital Group Companies, Inc., on behalf of its affiliates including Capital International Trust Company and Capital International Limited of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 14,287,221 ordinary shares of 5p each in TNS, representing 3.204% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of investment cl

Names of Registered Holders

Capital Guardian Trust Company 4,937,400
State Street Nominees Limited 229,100
Chase Nominees Limited 4,264,500
Midland Bank plc443,800

Capital International Limited 9,023,508
State Street Nominees Limited 70,500
Bank of New York Nominees 2,532,700
Northern Trust 796,700
Chase Nominees Limited 1,269,200
Midland Bank plc 46,900
Bankers Trust 81,500
Barclays Bank 35,600

Morgan Guaranty 214,600
Nortrust Nominees 2,040,608
State Street Bank & Trust Co. 408,200
Deutsche Bank AG 575,300
HSBC Bank plc 688,600
Mellon Bank N.A. 99,400
Northern Trust AVFC 66,600
Bank One London 97,100

Capital International S.A. 69,100
Citybank London 69,100

Capital International, Inc. 257,213
State Street Nominees Limited 87,000
Chase Nominees Limited 170,213
END

---

status list

File no. 82-4668

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 17:12 Mon, Oct 4 2004 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		17:09 4 Oct 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 4 October 2004 from Threadneedle Asset Management Limited regarding the notifiable interest in the ordinary share capital of TNS, made on behalf of:-

Eagle Star Unit Managers Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC, Threadneedle Investment Services Ltd; Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd, Threadneedle Asset Management Holdings Ltd; and

American Express Financial Corporation and American Express Company, the penultimate and ultimate holding companies of the American Express group of companies.

Together they hold a notifiable interest in 46,441,488 ordinary shares of 5p each in TNS, representing 10.415% of the total issued share capital of TNS.

In accordance with the Companies Act 1985 s202 (3) (a), a list of registered holders is set out below: -

Registered Owner		
BNY (OCS) Nominees Ltd	A/c 219709	580,333
BNY (OCS) Nominees Ltd	A/c 960253	1,483,217
BNY (OCS) Nominees Ltd	A/c 960028	594,865
BNY (OCS) Nominees Ltd	A/c 219720	1,030,542
BNY (OCS) Nominees Ltd	A/c 277650	456,357

file no. 82-4668

BNY (OCS) Nominees Ltd	A/c 219064	1,237,731
BNY (OCS) Nominees Ltd	A/c 248685	172,296
BNY (OCS) Nominees Ltd	A/c 277304	193,793
DEXIA Banque Internationale a Luxembourg	A/c 1526, 1527, 1528	128,916
Littledown Nominees Ltd	A/c 10491	4,416,598
Littledown Nominees Ltd	A/c 10492	1,587,662
Littledown Nominees Ltd	A/c 10469	927,662
Littledown Nominees Ltd	A/c 07207	3,400,189
Littledown Nominees Ltd	A/c 31348	62,500
Littledown Nominees Ltd	A/c 21688	1,245,781
Littledown Nominees Ltd	A/c 07205	1,589,882
Littledown Nominees Ltd	A/c 07199	137,097
Littledown Nominees Ltd	A/c 10488	7,121,689
Littledown Nominees Ltd	A/c 07198	1,971,475
Littledown Nominees Ltd	A/c 02642	1,199,741
Littledown Nominees Ltd	A/c 02891	14,537,932
Littledown Nominees Ltd	A/c 10479	16,755
Littledown Nominees Ltd	A/c 11121	44,444
Mellon Nominees (UK) Ltd	A/c TGGF0004002	835,279
MLP Lebenversicherung AG	A/c 47209	55,000
State Street Bank & Trust, Boston	A/c GPE1	596,920
The Bank of New York (Nominees) Limited	A/c 454362	536,990
The Bank of New York (Nominees) Limited	A/c 960039	4,579
The Bank of New York (Nominees) Limited	A/c 960011	73,031
The Bank of New York (Nominees) Limited	A/c 961200	7,232
William & Glyns Nominees Limited	A/c 301780	195,000
Total		**46,441,488**

END

status list

File no. 82-4668

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 15:26 Tue, Sep 28 2004 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		15:12 28 Sep 04		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc	2.	Name of director MICHAEL ANTHONY KIRKHAM
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MICHAEL ANTHONY KIRKHAM
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) MICHAEL ANTHONY KIRKHAM	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7.	Number of shares/amount	8.	Percentage of issued class	9.	Number of shares/amount of	10.	Percentage of issued class

of stock acquired		stock disposed	
11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed

15. Total holding following this notification	**16.** Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 28 SEPTEMBER 2004	**18.** Period during which or date on which exercisable 28 SEPTEMBER 2007
19. Total amount paid (if any) for grant of the option NIL	**20.** Description of shares or debentures involved: class, number 100,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 223.75 PENCE PER SHARE	**22.** Total number of shares or debentures over which options held following this notification 802,521

23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE PLAN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196 OR 077366 13847

Date of notification 28 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DAVID SOUTAR LOWDEN	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 28 September 2004	18. Period during which or date on which exercisable 28 SEPTEMBER 2007
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 200,000 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that	22. Total number of shares or debentures over which options held

price is to be fixed at time of exercise 223.75 PENCE PER SHARE	following this notification 1,300,383

23. Any additional information GRANT OF OPTIONS UNDER THE TAYLOR NELSON SOFRES 2001 EXECUTIVE PLAN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196 OR 077366 13847

Date of notification 28 SEPTEMBER 2004

END

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